As filed with the Securities and Exchange Commission on February   , 1999

                                                   Registration No. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                    FORM S-8

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                               PORTA SYSTEMS CORP.
             (Exact name of registrant as specified in its charter)

           Delaware                                        11-2203988
(State or other jurisdiction of                         (I.R.S. Employer
incorporation or organization)                         Identification No.)

          575 Underhill Boulevard
            Syosset, New York                                 11791
(Address of Principal Executive Offices)                    (Zip Code)

                   Porta Systems Corp. Stock Purchase Program
                Porta Systems Corp. Employee Stock Purchase Plan
                  Porta Systems Corp. Employee Stock Bonus Plan
                              (Full Title of Plans)

                               Porta Systems Corp.
                             575 Underhill Boulevard
                             Syosset, New York 11791
                                 (516) 364-9300
 (Name, address and telephone number, including area code, of agent for service)

                                   Copies to:

                              Warren H. Esanu, Esq.
                        Esanu Katsky Korins & Siger, LLP
                                605 Third Avenue
                            New York, New York 10158
                                 (212) 953-6000

                         CALCULATION OF REGISTRATION FEE
================================================================================
                                    Proposed      Proposed
    Title of                         maximum       maximum
   securities            Amount     offering      aggregate
      to be              to be        price        offering         Amount of
   registered          registered    per unit       price       registration fee
--------------------------------------------------------------------------------
Common Stock issued
pursuant to Porta
Systems Corp. Stock
Purchase Program         186,000      $1.50        $279,000          $77.56
--------------------------------------------------------------------------------
Common Stock to be
issued pursuant to the
Porta Systems Employee
Stock Purchase Plan    1,000,000      $2.25(1)   $2,250,000         $625.50
--------------------------------------------------------------------------------
Common Stock to be
issued pursuant to the
Porta System Employee
Stock Bonus Program      100,000      $2.25(1)     $225,000          $62.55
================================================================================
(1) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) under the Securities Act of 1933, as amended, based on the average of the high and low price of the Common Stock on the American Stock Exchange on February 8, 1999.

      This Registration Statement also serves as Post-Effective Amendment No. 1 to Registration Statement on Form S-8, File No. 333-68321, which covered our 1996 Stock Option Plan and our 1998 Non-Qualified Stock Option Plan.

================================================================================

PROSPECTUS

                                 186,000 Shares
                               PORTA SYSTEMS CORP.
                                  Common Stock

      This prospectus relates to 186,000 shares of common stock of Porta Systems Corp., a Delaware corporation, which may be sold from time to time by the Selling Stockholders named under the caption "Selling Stockholders." We will issue the shares to the Selling Stockholders pursuant to our Stock Purchase Program. We will receive $1.50 per share for each share that we sell pursuant to the Stock Purchase Program. We will not receive any of the proceeds from the sale of shares owned by the Selling Stockholders. We are paying the cost of this registration statement, which is estimated at approximately $5,000. The Selling Stockholders will pay for their own selling and other expenses in connection with the sale of their shares.

      The Selling Stockholders may sell their shares from time to time in transactions (which may include block transactions) on the American Stock Exchange or in negotiated transactions, a combination of such methods of sale or otherwise. The Selling Stockholders may sell their shares at fixed prices which may be changed, at market prices, in negotiated transactions, or by a combination of fixed, negotiated and open market prices. The Selling Stockholders may also transfer their shares by gift, by will or by the laws governing the distribution of property not covered by a will.

      The Selling Stockholders may sell their shares through broker-dealers, who may act as brokers or may purchase the shares as principals for their own account and then sell the shares from time to time on the American Stock Exchange or otherwise on their own behalf. The Selling Stockholders may pay such broker-dealers compensation in the form of discounts, concessions or commissions. The purchasers of the shares may also pay commissions or other compensation when they purchase shares. The compensation paid to a particular broker-dealer may exceed the commissions it normally receives. We are not aware of any arrangements by any Selling Stockholder for the sale of any of the shares included in this Prospectus.

                                   ----------

THE PURCHASE OF THE SHARES IS A HIGH RISK INVESTMENT. YOU SHOULD ONLY PURCHASE THE SHARES IF YOU CAN AFFORD TO SUSTAIN A LOSS OF YOUR ENTIRE INVESTMENT. SEE "RISK FACTORS," WHICH BEGIN ON PAGE 3.

                                   ----------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED WHETHER THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                The date of this Prospectus is February ___, 1999

                              AVAILABLE INFORMATION

      We file annual, quarterly, and periodic reports, proxy statements and other information with the Securities and Exchange Commission using the SEC's EDGAR system. You may inspect these documents and copy information from them at the SEC's Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549, where copies of such material can also be obtained at prescribed rates. The SEC can be reached at 1-800-SEC-0330 for further information. The SEC maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of such site is http//www.sec.gov. Such reports, proxy statements and other information can also be inspected at the offices of the American Stock Exchange, Inc., 86 Trinity Place, New York, New York 10006-1881, on which our Common Stock is listed.

      We have filed a registration statement with the SEC relating to the offering of the shares. The registration statement contains information which is not included in this Prospectus. You may inspect or copy the registration statement at the SEC's public reference facilities or its Web site.

      We furnish our stockholders with annual reports containing audited financial statements and with such other periodic reports as we from time to time deems appropriate or as may be required by law. We use the calendar year as our fiscal year.

      YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS AND THE INFORMATION THAT WE HAVE REFERRED YOU TO. WE HAVE NOT AUTHORIZED ANY PERSON TO PROVIDE YOU WITH ANY INFORMATION THAT IS DIFFERENT.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      We have filed the following documents with the SEC. We are incorporating these documents in this Prospectus, and they are part of this Prospectus.

      (1)   Our Annual Report on Form 10-K for the year ended December 31, 1997;

      (2) Amendment No. 1 to Our Annual Report on Form 10-K for the year ended December 31, 1997;

      (3) Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 1998, June 30, 1998 and September 30, 1998;

      (4)   Our Proxy Statement for our 1998 Annual Meeting of Stockholders;

      (5) Our Current Report on Form 8-K, dated January 2, 1998, as filed with the SEC on February 6, 1998; and

      (6) The description of our Common Stock contained in our Registration Statement on Form 8-A, filed on April 26, 1977, which became effective on April 26, 1977.

      We are also incorporating by reference in this Prospectus all documents which we file pursuant to Section 13(a), 13(c), 14 or 15 of the Securities Exchange Act of 1934, as amended, after the date of this Prospectus. Such documents are incorporated by reference in this Prospectus and are a part this Prospectus from the date we file the documents with the SEC.

      If we file with the SEC any document that contains information which is different from the information contained in this Prospectus, you may rely only on the most recent information which we have filed with the SEC.

      We will provide a copy of the documents referred to above without charge if you request the information from us. However, we may charge you for the cost of providing any exhibits to any of these documents unless we specifically incorporate the exhibits in this Prospectus. You should contact Mr. Edward B. Kornfeld, Senior Vice President - Operations and Chief Financial Officer, Porta Systems Corp., 575 Underhill Boulevard, Syosset, New York 11791, telephone (516) 364-9300 if you wish to receive any of such material.

                                  RISK FACTORS

      You are cautioned that the statements in this Prospectus, including statements in documents incorporated by reference in this Prospectus, that are not descriptions of historical facts may be forward looking statements that are subject to risks and uncertainties. In particular, statements in this Prospectus, including any material incorporated by reference in this Prospectus, that state our intentions, beliefs, expectations, strategies, predictions or any other variations thereof or comparable phraseology of our future activities or other future events or conditions are "forward-looking statements" as that term is defined under the Federal securities laws. Forward-looking statements are subject to risks, uncertainties and other factors, including, but not limited to, those identified under "Risk Factors," those described in Management's Discussion and Analysis of Financial Conditions and Results of Operations in our Form 10-K for the year ended December 31, 1997, our Form 10-Q for the quarter ended September 30, 1998, and in any other filings which are incorporated by reference in this Prospectus, as well as general economic conditions, any one or more of which could cause actual results to differ materially from those stated in such statements.

      An investment in our Common Stock involves a high degree of risk. If you purchase any shares of Common Stock, you should consider carefully, along with other factors, the following risks and should consult with your own legal, tax and financial advisors with respect thereto.

      We recently incurred losses from our operations. We incurred losses in 1997, 1995 and 1994. We incurred a net loss of $6.9 million, or $2.22 per share (basic and diluted), on sales of $62.2 million, for 1997. Although we generated income before extraordinary gains of $1.3 million, or $.57 per share ($.23 per share on a diluted basis), on sales of $58.0 million for the 1996, prior to 1996, we sustained significant losses (before extraordinary gain) of $32.8 million, or $22.45 per share, on sales of $61.2 million for 1995, and $40.0 million, or $27.51 per share, on sales of $69.0 million for 1994. The loss in 1997 reflects a primarily non-cash charge of $11.5 million taken as a result of the reduction to $3.65 from $6.55 in the conversion price of our Zero Coupon Senior Subordinated Notes due January 2, 1998 and the conversion of those Zero Coupon Notes into Common Stock at the reduced conversion price. The losses in 1995 and 1994 reflect declining gross margins, resulting from our illiquidity and other cash problems, and reflected (i) our inability to purchase materials efficiently and to obtain materials from certain suppliers, (ii) the underabsorption of significant overhead costs allocated to costs of sales compared with our standard costing methods, (iii) the need to rework inventory in order to fulfill customer orders and (iv) the losses and cash expenditures from unprofitable business units. In the first quarter of 1996, we sold our fiber optics division, which had been operating at a loss. For the nine months ended September 30, 1998, we had a net income of $1.3 million, or $.14 per share ($.13 per share on a diluted basis), on sales of $45.2 million. However, we may sustain losses in the future.

      We have significant need to finance our working capital requirements. At September 30, 1998, we had working capital of $12.7 million. Our working capital improved from December 31, 1997 as a result of (a) increased accounts receivable, (b) reduced in the principal amount of our 6% Convertible Subordinated Debentures and (iii) lower balances of accounts payable, accrued expenses and accrued commissions.

      Although we have positive working capital, we remain dependent on our lines of credit to operate our business. Our revolving credit agreement with Foothill Capital Corporation has been our principal source of funding for our operations since November 1994, and we will need to extend the line or find another lender. We may not be able to extend our loan agreement with Foothill, which expires in January 2001, or enter into acceptable agreements with other lenders to finance our working capital needs. At September 30, 1998, we owed Foothill $10.7 million in addition to standby letters of credit of approximately

$9.0 million and notes payable of $2.8 million. Our obligations to Foothill are secured by a security interest in substantially all of our assets. In addition, in January 1998, we borrowed $6.0 million from a group of investors to whom we issued our 12% debentures due January 3, 2000. If we are unable to extend or refinance these obligations, which mature in January 2000 and in January 2001, our business and operations will be materially and adversely affected.

      We are heavily dependent on sales overseas for our revenues. Approximately 71%, 70% and 73% of our sales for 1997, 1996 and 1995, respectively, were made to foreign telephone operating companies. In foreign markets, we face considerable competition from other United States and foreign telephone equipment manufacturers most of which are larger and have substantially greater financial resources than us. In selling to customers in foreign countries, we are exposed to inherent risks not normally present in the case of our sales to United States customers, including greater difficulty in meeting customers' technical requirements, extended delays in completing and customer final payment for our Operational Support Systems contracts, and political and economic change. In addition, if we establish facilities in foreign countries, we face risks associated with currency devaluation, difficulties in either converting local currency into dollars or transferring funds to the United States, local tax and currency regulations and political instability. Furthermore, we often market Operational Support Systems to lesser developed countries, which may be unable to fund the purchase without the assistance of the World Bank, a United Nations affiliate, or a similar organization, which both delays and complicates the execution of a contract and the timing of payments. Also, the economies of lesser developed countries are often unstable and, as a result, such countries may be unable to perform their obligations.

      We rely on heavily on a few customers for most of our sales. From 1995 to 1997, almost half of our sales were from our five largest customers. During 1997, 1996 and 1995, our five largest customers accounted for sales of $30.6 million, or approximately 49% of sales, $27.8 million, or approximately 48% of sales, and $31.5 million, or approximately 52% of sales, respectively. Our largest customer is British Telecommunications, plc. Sales to British
Telecommunications for 1997, 1996 and 1995 amounted to approximately $13.9 million, $11.3 million and $17.3 million, respectively, or approximately 22%, 20% and 28%, respectively, of our sales for such years. Therefore, any significant interruption or decline in sales to British Telecommunications may have a materially adverse effect upon our operations. During 1996, sales to Philippines Long Distance Telephone were $7.0 million, or approximately 12% of sales. During 1995, sales to the Korea Telephone Company were $7.7 million, or approximately 13% of sales. No other customer accounted for 10% or more of our sales for any of such years. Approximately 64% and 33% of accounts receivable at December 31, 1997 and 1996, respectively, are due from our five largest customers.

      In November 1996, we amended our supply agreement with British Telecommunications pursuant to which we sold line connecting/protecting products to British Telecommunications. The amended agreement lowered our selling prices to British Telecommunications for existing products and reduced our gross margin for new products sold to British Telecommunications. Pursuant to the amended agreement, we are no longer the exclusive supplier of these products to British Telecommunications. The amended contract also provides for a cross-license which, in effect, enables British Telecommunications to use certain of our proprietary information to modify or enhance products provided to British Telecommunications and permits those products to be manufactured by British Telecommunications or others for its own purposes.

      In addition, the former Bell operating companies continue to be the ultimate purchasers of a significant portion of our products sold in the United States, while sales to foreign telephone operating companies constitute the major portion of our foreign sales. Our contracts with these customers require no minimum purchases. Significant customers for our signal processing products include the major domestic aerospace companies, Department of Defense service depots and original equipment manufacturers in the medical imaging and process control equipment industries. We sell both catalog and custom designed products to these customers.

      We have difficulties with Operational Support System contracts. We experience delays in purchaser acceptance of the Operational Support Systems and our receipt of final contract payments in connection with a number of foreign sales. In addition, we have no steady or predictable flow of orders for Operational Support Systems. The Operational Support System is complex system and, in most applications, incorporate features designed to respond to a purchaser's operational requirements and the particular characteristics of the purchaser's telephone system. As a result, the negotiation of a contract for an Operational Support System is an individualized and highly technical process. Contracts for these systems frequently provide for manufacturing, delivery, installation, testing and purchaser acceptance phases which take place over periods of up to a year or more. Such contracts typically contain performance guarantees by us and clauses imposing penalties on us if "in-service" dates are not met. The installation, testing and purchaser acceptance phases of these contracts may last longer than contemplated by the contracts and, accordingly, amounts due under the contracts may not be collected for extended periods.

      Our competitors are larger and have vastly greater financial resources. We compete directly with a number of large and small telephone equipment manufacturers in the United States, with Lucent Technologies, Inc. continuing to be our principal United States competitor. Lucent's greater resources, extensive research and development facilities, long-standing equipment supply relationships with the regional "baby bell" companies and history of manufacturing and marketing products similar in function to those produced by us continue to be significant factors in our competitive environment. Furthermore, in the past, competitors have used our financial difficulties as a sales tool.

      Our industry is characterized by intense competition, rapid technological change and a movement to private ownership of telecommunications equipment. In competing for telephone operating company business, the purchase price of equipment and associated operating expenses have become significant factors, along with product design and long-standing equipment supply relationships. In the customer premises equipment market, we operate in a market characterized by distributors and installers of equipment and by commodity pricing.

      We rely primarily on the performance and design characteristics of our products and we try to offer our products at prices and with warranties that will make our products competitive. Access to current technological advances is important to our ability to market our products. Our business could be adversely affected if we cannot get access to or offer products which incorporate such technology.

      In connection with overseas sales of our line connecting/protecting equipment, we have met with significant competition from United States and foreign manufacturers of comparable equipment and expects this competition to continue. In addition to Lucent, a number of our overseas competitors have significantly greater resources than us.

      We compete directly with a number of substantial domestic and international companies with respect to our sales of Operational Support Systems. In meeting this competition, we rely primarily on the features of our line testing equipment, our ability to customize systems and our endeavors to offer such equipment at prices and with warranties that will make us competitive.

      We rely on certain key employees. We may be dependent upon the continued employment of certain key employees, including our senior executive officers. Our failure to retain such employees may have a material adverse effect upon our business.

      We are subject to litigation. In July 1996, certain of our stockholders and warrant holders, who acquired their securities in connection with our acquisition of Aster Corporation, sued us and certain of our present and former directors in the Supreme Court of the State of New York, New York County. These plaintiffs alleged that we breached an agreement with them and that the directors breached their fiduciary duty to them. These claims were based on the allegation that we failed to register certain restricted shares and warrants owned by the plaintiffs. The plaintiffs seek damages of $413,000; however, counsel for the plaintiff have advised us that additional plaintiffs may be added and, as a result, the amount of damages claimed may be substantially greater than the amount presently claimed. We believe that the defendants have valid defenses to the claims. The case is in the discovery stage.

      In July 1996, the SEC issued an order directing a private investigation of us to determine whether there has been a violation of Federal securities laws. The SEC indicated to our counsel that the investigation relates to the position of the SEC staff that the independence of our auditors for 1995, KPMG Peat
Marwick LLP, was tainted because our former interim president and chief operating officer, Edward R. Olson, was at that time the President of KPMG BayMark Strategies LLC, an affiliate of Peat Marwick. We are continuing to cooperate with the SEC's investigation. We retained BDO Seidman, LLP to reaudit our 1995 financial statements, which reaudit resulted in no changes to our 1995 financial statements as audited by KPMG Peat Marwick. We do not believe that the investigation will result in any material liability on our part. The SEC has not contacted us regarding this investigation since November 1996.

      We may have problems with the year 2000 issue. Many existing computer programs use only two digits to identify a year in a date field. These programs were designed and developed without considering the impact of the upcoming change in the century. If not corrected, many computer applications could fail or create erroneous results by or at the year 2000. This issue is referred to as the "Year 2000 issue" or "Y2K." We initiated a company-wide program to prepare our computer systems and applications to deal with the Year 2000 issue. We expect to incur internal staff costs and other expenses to prepare our systems for the year 2000. We expect both to replace existing systems and to upgrade other systems. The total cost of this effort is still being evaluated. Maintenance or modification costs will be expensed as incurred. Although we do not expect such costs to be material, it is possible that our actual costs may significantly exceed our expectations.

      We do not pay dividends on Common Stock. We have not paid dividends on our Common Stock and do not anticipate paying dividends in the foreseeable future. We presently intend to retain future earnings, if any, in order to provide funds for use in the operation and expansion of our business and, accordingly, do not anticipate paying cash dividends on our Common Stock in the foreseeable future. In addition, our agreement with Foothill prohibits payment of dividends.

                                 USE OF PROCEEDS

      We will not receive any proceeds from the sale of the shares. To the extent that we receive any proceeds from the purchase of any shares issued or to be issued to the Selling Stockholders, we will use such proceeds for working capital and general corporate purposes.

                              SELLING STOCKHOLDERS

      The following table sets forth, as of February 8, 1999, (i) the name of each Selling Stockholder, (ii) the nature of any position, office or other material relationship, if any, which each Selling Stockholder has had with us or any of our affiliates within the last three years, (iii) the number of shares of Common Stock owned by each Selling Stockholder prior to the offering, (iv) the number of shares of Common Stock offered for each Selling Stockholder's account,
(v) the number of shares of Common Stock owned by each Selling Stockholder after completion of the offering, and (vi) the percentage owned by each Selling Stockholder after completion of the offering.

                                                  Shares of
                                                Common Stock
                                  Shares of      Offered For    Shares of
                                Common Stock     Account of    Common Stock    Percentage
                                 Owned Prior      Selling      Owned After       Owned
  Selling Stockholder           to Offering(1)   Stockholder    Offering    After Offering(2)
  -------------------           --------------   -----------    --------    -----------------
William V. Carney(2),(4)           243,423         16,000        227,423           *
Seymour Joffe(5)                   160,863          6,667        154,196           *

                                                  Shares of
                                                Common Stock
                                  Shares of      Offered For    Shares of
                                Common Stock      Account of   Common Stock    Percentage
                                 Owned Prior       Selling     Owned After       Owned
  Selling Stockholder           to Offering(1)   Stockholder    Offering    After Offering(2)
  -------------------           --------------   -----------    --------    -----------------
Michael A. Tancredi(6)              98,827         10,000         88,827           *
Warren H. Esanu(2),(3),(7)          96,500         20,000         76,500           *
Herbert H. Feldman(2),(3),(8)       56,000         20,000         36,000           *
Stanley Kreitman(2),(3),(9)         56,500         20,000         36,500           *
Lloyd I. Miller III(3),(10)      1,991,730         20,000      1,971,730           20.7%
Robert Schreiber(3),(11)            54,000         20,000         34,000           *
Edward B. Kornfeld(12)             100,000         12,000         88,000           *
John J. Gazzo(13)                   43,020          9,333         33,687           *
Ron Wilkins(14)                     42,000         12,000         30,000           *

(1) Assumes exercise of all of such Selling Stockholder's options and securities convertible into, or exercisable or exchangeable for shares of Common Stock including stock being purchased under the Stock Purchase Program.

(2)   Member of the Executive Committee of the Board of Directors.

(3)   Member of the Audit and Compensation Committees of the Board of Directors.

(4) Mr. Carney has been Chairman of the Board and Chief Executive Officer since October 1996. He was Vice Chairman from 1988 to October 1996, Senior Vice President from 1989 to October 1996, Chief Technical Officer since 1990 and Secretary from 1977 to October 1996 and 1,186 shares of Common Stock pledged to Porta Systems to secure certain obligations to Porta Systems. He also served as Senior Vice President-Mechanical Engineering from 1988 to 1989, Senior Vice President-Connector Products from 1985 to 1988, Senior Vice President-Manufacturing from 1984 to 1985 and Senior Vice President-Operations from 1977 to 1984. Includes 183,150 shares of Common Stock issuable upon the exercise of options held by Mr. Carney, 1,186 shares of Common Stock pledged to Porta Systems to secure certain obligations to Porta Systems and 16,000 shares of Common Stock purchased under the Stock Purchase Program.

(5) Mr. Joffe was elected President and Chief Operating Officer in October of 1996. Mr. Joffe, who served as director of Porta Systems from 1987 to 1992, has most recently served Porta Systems as senior consultant to its Operations Support Systems business. Includes 3,500 shares of Common Stock owned by Mr. Joffe's wife, 19,196 shares of Common Stock owned by Joffe Marketing International, Inc., and 127,500 shares of Common Stock issuable upon the exercise of options held by Mr. Joffe. Joffe Marketing International is owned 80% by Mr. Joffe and 20% by an unrelated Party. Mr. Joffe disclaims beneficial ownership of the shares owned by (a) Joffe Marketing International except to the extent of his equity interest therein and (b) his wife. Includes 6,667 shares of Common Stock purchased under the Stock Purchase Program.

(6) Mr. Tancredi has been Senior Vice President, Secretary and Treasurer since January 1997. He has been Vice President-Administration since 1995 and Treasurer since 1978, having served as Vice President-Finance and
      Administration from 1989 to 1995 and Vice-President-Finance from 1984-1989. Includes 77,170 shares of Common Stock issuable upon the exercise of options held by Mr. Tancredi, 798 shares of Common Stock pledged to Porta Systems to secure certain obligations to Porta Systems and 10,000 shares of Common Stock purchased under the Stock Purchase Program.

(7) Mr. Esanu was Chairman of the Board of Porta Systems from March 1996 to October 1996 and director from 1989 to 1996, and re-appointed to the Board of Directors in April of 1997. He has been of counsel to Esanu Katsky Korins & Siger, LLP, which is counsel to Porta Systems, for more than the past three years. Includes 46,500 shares of Common Stock issuable upon the exercise of (a) options held by Mr. Esanu and (b) a warrant held by Elmira Realty Management Corp. Pension and Profit Sharing

      Plan. Under the terms of this pension plan, Mr. Esanu has sole voting and dispositive power with respect to the shares issuable upon the exercise of the warrant. Includes 20,000 shares of Common Stock purchased under the Stock Purchase Program.

(8) Mr. Feldman has been a director of Porta Systems since 1989. Represents 36,000 shares of Common Stock issuable upon the exercise of options held by Mr. Feldman and 20,000 shares of Common Stock purchased under the Stock Purchase Program.

(9) Mr. Kreitman has been a director of Porta Systems since 1970. Represents 36,500 shares of Common Stock issuable upon the exercise of options held by Mr. Kreitman and 20,000 shares of Common Stock purchased under the Stock Purchase Program.

(10) Mr. Miller has been a director of Porta Systems since March 1998. Includes 2,000 shares of Common Stock issuable upon the exercise of options held by Mr. Miller and 20,000 shares of Common Stock purchased under the Stock Purchase Program.

(11) Mr. Schreiber has been a director of Porta Systems since April 1997. Includes 34,000 shares of Common Stock issuable upon the exercise of options held by Mr. Schreiber and 20,000 shares of Common Stock purchased under the Stock Purchase Program.

(12) Mr. Kornfeld has been Senior Vice President-Operations since 1996 and has been Vice President-Finance and Chief Financial Officer since October 1995. Represents 88,000 shares of Common Stock issuable upon the exercise of options held by Mr. Kornfeld and 12,000 shares of Common Stock purchased under the Stock Purchase Program.

(13) Mr. Gazzo has been Senior Vice President since March 1996. He was Vice President-Marketing of Porta Systems from April 1993 until March 1996 and was general manager of its Porta Electronics Division from November 1989 to April 1993; he was Porta Systems' Vice President-Research and Development from March 1984 to November 1989 and was Vice President-Engineering from February 1978 to February 184. Includes 19,900 shares of Common Stock issuable upon the exercise of options held by Mr. Gazzo, 9,333 shares of Common Stock purchased under the Stock Purchase Program and 798 shares of Common Stock pledged to Porta Systems to secure certain obligations to Porta Systems.

(14) Mr. Wilkins has been Senior Vice President and Managing Director of OSS Division since September 1998. Represents 12,000 shares purchased under the Stock Purchase Program and 30,000 shares of Common Stock issuable upon the exercise of an option held by Mr. Wilkins.

                     INTERESTS OF NAMED EXPERTS AND COUNSEL

      Warren H. Esanu, one of our directors, is of counsel to Esanu Katsky Korins & Siger, LLP, our counsel. Mr. Esanu has subscribed for 20,000 shares pursuant to our Stock Purchase Program and we granted him options to purchase 34,000 shares under our stock option plans. The options granted under our 1998 stock option plan have an exercise price of $3.25 as to 15,000 shares of Common Stock, and the options granted under the 1996 stock option plan have exercise prices of $3.85, $1.4188 and $1.50 as to an aggregate of 19,000 shares of Common Stock.

                              PLAN OF DISTRIBUTION

      The Selling Stockholders may sell the shares from time to time in transactions (which may include block transactions) on the American Stock Exchange, in negotiated transactions or both. They may sell the shares at fixed prices which may be changed, at market prices or in negotiated transactions, a combination of such methods of sale or otherwise. The Selling Stockholders may also transfer shares by gift, by will or by the laws governing the distribution of property not covered by a will.

      The Selling Stockholders may sell the shares directly to purchasers, through broker-dealers acting as agents for the Selling Stockholders or to broker-dealers who may purchase securities as principals for their own account. The Selling Stockholders pay the broker-dealers a brokerage fee or a discount from the sales price. The purchaser of the shares may also pay a brokerage fee or other charge. The compensation to a particular broker-dealer may exceed the commissions they normally receive. We do not know of any arrangements by any Selling Stockholder for the sale of any of the shares.

      The Selling Stockholders and broker-dealers, if any, acting in connection with such sales might be deemed to be "underwriters" within the meaning of
Section 2(11) of the Securities Act of 1933 and any commission received by them and any profit on the resale of the securities might be deemed to be underwriting discounts and commissions under the Securities Act of 1933.

      The Selling Stockholders understand that the anti-manipulative rules under the Securities Exchange Act of 1934, which are set forth in Regulation M, may apply to its sales in the market. We have furnished the Selling Stockholders with a copy of Regulation M, and we have informed them that they should deliver a copy of this Prospectus when they sell any shares.

                                  LEGAL MATTERS

      The validity of the Common Stock offered hereby has been passed upon by Esanu Katsky Korins & Siger, LLP, legal counsel to Porta Systems. Mr. Warren H. Esanu, one of our directors, is of counsel to Esanu Katsky Korins & Siger, LLP.

                                     EXPERTS

      The consolidated financial statements incorporated by reference in this Prospectus and elsewhere in the Registration Statement to the extent and for the periods indicated in their report have been audited by BDO Seidman, LLP, independent certified public accountants, and are included herein in reliance upon the authority of such firm as experts in accounting and auditing in giving such report.

                                     PART II

               INFORMATION REQUESTED IN THE REGISTRATION STATEMENT

Item 3.  Incorporation of Documents by Relevance.

      The following documents have been filed by Porta Systems Corp. (the "Company") with the Securities and Exchange Commission (the "SEC") (File No. 1-8191) and are incorporated herein by reference:

            (1) Porta Systems' Annual Report on Form 10-K for the year ended December 31, 1997;

            (2) Amendment No. 1 to Porta Systems' Annual Report on Form 10-K for the year ended December 31, 1997;

            (3) Porta Systems' Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 1998, June 30, 1998 and September 30, 1998;

            (4) Porta Systems' Current Report on Form 8-K, dated January 2, 1998, as filed with the SEC on February 6, 1998;

            (5) All other reports filed by Porta Systems pursuant to Section 13(a) and 15(d) of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), since December 31, 1997; and

            (6) The description of Porta Systems' Common Stock contained in Porta Systems' Registration Statement on Form 8-A, filed on April 26, 1977, which became effective on April 26, 1977.

      All documents subsequently filed pursuant to Sections 13(a), 13(c), 14 and 15 of the Exchange Act prior to the filing of a post-effective amendment which indicates that all securities hereby have been sold or which deregisters securities then remaining unsold shall be deemed to be incorporated by reference in this Registration Statement and to be a part hereof from the date of filing of such documents.

      The exhibit index appears on page II-2 of this Registration Statement.

Item 4.  Description of Securities.

      Not applicable.

Item 5.  Interests of Named Experts and Counsel.

      Warren H. Esanu, a director of Porta Systems, is of counsel to Esanu Katsky Korins & Siger, LLP, counsel to Porta Systems. Mr. Esanu has subscribed for 20,000 shares pursuant to our Stock Purchase Program and we granted him options to purchase 34,000 shares under our stock option plans. The options granted under our 1998 stock option plan have an exercise price of $3.25 as to 15,000 shares of Common Stock, and the options granted under our 1996 stock option plan have a strike price of $3.85, $1.4188 and $1.50 as to an aggregate of 19,000 shares of Common Stock.

Item 6.  Indemnification of Officers and Directors.

      Under the Delaware General Corporation Law ("DGCL"), a corporation may indemnify any director, officer, employee or agent against expense (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with any specified threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal proceeding, had no reasonable cause to believe that his or her conduct was unlawful.

      Porta Systems' Certificate of Incorporation provides, among other things, that Porta Systems shall indemnify, to the fullest extent permitted under the DGCL as it may be amended from time to time, any person who is or was a director or officer of Porta Systems and who is or was a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of Porta Systems), by reason of the fact that such person (i) is or was a director or officer of Porta Systems, or (ii) is or was serving at the request of Porta Systems as director, officer, employee, agent of another corporation, partnership, joint venture, trust, or other enterprise (including service with respect to employee benefit plans), against all expense, liability and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) actually and reasonably incurred by such person in connection with such action, suit or proceeding. This indemnification continues as to a person who has ceased to be a director or officer of Porta Systems and inures to the benefit of such person's heirs, executors and administrators. The right of indemnification under the Certificate of Incorporation is deemed to be a contract right.

      Porta Systems also maintains directors and officers liability insurance ("D&O Insurance"). The D&O Insurance covers any person who has been or is an officer or director of Porta Systems or of any of its subsidiaries for all expense, liability and loss (including attorneys' fees, investigation costs, judgments, fines, penalties and amounts paid or to be paid in settlement) actually and reasonably incurred by such person in connection with such action, suit or proceeding.

Item 7. Exemption from Registration Claimed.

      Not applicable.

Item 8.  Exhibits

4.1   Porta Systems Employee Stock Purchase Plan.

4.2   Porta Systems Stock Purchase Program

4.3   Porta Systems Employee Stock Bonus Program

5.1   Opinion of Esanu Katsky Korins & Siger, LLP.

23.1  Consent of BDO Seidman, LLP.

23.2 Consent of Esanu Katsky Korins & Siger, LLP (contained in Exhibit 5.1 hereto).

24.1  Power of Attorney (included on the signature page).

Item 9.  Undertakings.

      (a) The undersigned registrant hereby undertakes:

            (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                  (i) To include any prospectus  required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "Act");

                  (ii) To reflect in the  prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

            (iii) To include any material  information  with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

            provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

            (2) That, for the purpose of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

            (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (h) Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Syosset, State of New York on this 11th day of February, 1999.

                                     Porta Systems Corp.

                                     /s/ William V. Carney
                                     -------------------------------------------
                                     William V. Carney, Chairman of the Board
                                     and Chief Executive Officer

      Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated. Each person whose signature appears below hereby authorizes William V. Carney, Seymour Joffe and Edward B. Kornfeld or any of them acting in the absence of the others, as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission.

Signature                      Title                           Date
---------                      -----                           ----

/s/ William V. Carney          Chairman of the Board,          February 11, 1999
-----------------------------  Chief Executive Officer
William V. Carney              and Director
(Principal Executive Officer)

/s/ Edward B. Kornfeld         Senior Vice President and       February 11, 1999
-----------------------------  Chief Financial Officer
Edward B. Kornfeld
(Principal Financial
and Accounting Officer)

/s/ Seymour Joffe              Director                        February 11, 1999
-----------------------------
Seymour Joffe

/s/ Michael A. Tancredi        Director                        February 11, 1999
-----------------------------
Michael A. Tancredi

/s/ Warren H.Esanu             Director                        February 11, 1999
-----------------------------
Warren H. Esanu

/s/ Herbert H. Feldman         Director                        February 11, 1999
-----------------------------
Herbert H. Feldman

/s/ Stanley Kreitman           Director                        February 11, 1999
-----------------------------
Stanley Kreitman

/s/ Lloyd I. Miller            Director                        February 11, 1999
-----------------------------
Lloyd I. Miller, III

/s/ Robert Schreiber           Director                        February 11, 1999
-----------------------------
Robert Schreiber